RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                    Suite 500
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                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154


                                 April 12, 2005


VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC, 20549
Attn.:   Daniel F. Duchovny, Esq.
         Russel Mancuso, Esq.

         Re:      Composite Technology Corporation
                  Registration Statement on Form S-3/A
                  File No. 333-122280

Messrs. Duchovny and Mancuso:

         On behalf of Composite Technology Corporation (the "Company"), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced registration statement (the "Registration Statement"), together with exhibits thereto. Amendment No. 1 to the Registration Statement contains revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated March 17, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require. Two marked copies of Amendment No. 1 to the Registration Statement and two marked copies of draft amendments to the Company's Form 10-KSB for the fiscal year ended September 30, 2004 and Form 10-Q for the quarter ended December 31, 2004 are being provided supplementally with a copy of this letter for the convenience of the Staff.

Form S-3

Fee Table

      1.    Please revise the fee table to reflect:

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Securities and Exchange Commission
April 12, 2005
2


            o The original fee paid at the time you first filed the registration statement using the appropriate market price at that time. You should not recalculate the fee for those shares with the amendments.

            o The additional fee for the additional shares registered in the amendment reflecting the appropriate market price at the time of the amendment.

      In response to the Staff's comment, the fee table has been revised to clarify the original fee paid at the time we first filed the Registration Statement and the additional fee for the additional shares registered in the amendment. As described in more detail in the fee table and footnote
      (1) to the fee table, we added 926,170 shares of common stock and reduced the number of shares of common stock underlying warrants by 688,000 shares as reported in the form S-3 (amendment no. 1 to the SB-2) registration statement filed with the SEC on March 1, 2005. As a result of the revisions to the fee table in response to the Staff's comment, the total amount of registration fee has increased by $57.29.

Prospectus

      2. Please revise your prospectus to comply with Rule 421. For guidance, please refer to our web site at http://www.sec.gov/hot/english.htm, noting particularly the comments at 41 comments at the end of Updated Staff Legal Bulletin No. 7 (June 7, 1999) at http://www.sec.gov/interps/legal/cfs1b7a.htm. For example:

            o avoid reliance on defined terms like in quotation marks and parentheses throughout your document. Instead, you should use terms that are clear from context;

            o     avoid embedded lists like on page 2;

            o     avoid legalese like hereby, hereof and herein on page 3;

            o use risk factor subheadings that reflect the risk in the subsequent text; and

            o revise risk factors like your last risk factor that could apply to almost any issuer to instead clarify how the risk is particular to your company, industry or offering.

            After you have revised your document consistent with the above-cited guidance, please supplementally provide us a printed version of your prospectus in the form that you will deliver it to investors.

      We note the Staff's comment and have revised the prospectus throughout to comply with Rule 421. We will supplementally provide the Staff a printed version of our prospectus in the form that we will deliver to our investors.

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Securities and Exchange Commission
April 12, 2005
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Prospectus Cover

      3. Because your filing does not register the exercise of the warrants, your reference to the proceeds from the exercise is confusing. If you elect to include this disclosure, please move it to a more appropriate section of your document which is clearly distinct from any discussion of the use of proceeds from the offering you have registered. Also apply this comment to the "Use of Proceeds" disclosure on page 11.

            The disclosure regarding the proceeds from the exercise of the warrants has been deleted throughout the prospectus.

Summary

      4. The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Delete the reference to an incomplete summary from your prospectus.

            In response to the Staff's comment, we have deleted reference to an incomplete summary from our prospectus.

      5. Please remove the reference to the statutory safe harbor you cite in the first paragraph because it is not applicable to issuers of penny stock.

            The referenced language in the first paragraph of the summary has been deleted.

      6. Balance your disclosure about your product's benefits and development status with equally prominent disclosure of the product's disadvantages and hurdles to successful market deployment.

            In response to the Staff's comment, the requested disclosure has been modified on page 1.

Debt Financing-Page 1

      7. We note that given your current stock price (higher than 150% of the conversion price of the debentures), you are able to convert the debentures into shares of your common stock and you may be able to call the warrants held by Lane Capital. If this is true, please state so and disclose whether you have given notice to effect either transaction.

            In response to the Staff's comment, the Company respectfully submits that it is not able to convert the debentures into shares of its common stock based on its current stock price of $2.60 as of April 8, 2005. Note that daily weighted average price of our common stock must exceed the conversion price of $1.67 by 150%, or $4.175. In addition, we respectfully submit that the inclusion of similar disclosure for the warrants held by Lane Capital is not necessary at this time because as of April 8, 2005, our current stock price as reported on the cover of the prospectus does not equal nor exceed 200% of the exercise price of $1.82 per share. Additionally, in order to force conversion or call the debentures or warrants, the underlying shares issuable on conversion or exercise must first be registered.

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Securities and Exchange Commission
April 12, 2005
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      8.    Please explain the term "full ratchet" as used in this section and the clause stating that after the 12-month period the investor "will be extended weighted average anti dilution" on its debentures and warrants if a subsequent financing takes place.

            In response to the Staff's comment, we have added an explanation of full ratchet and weighted average antidilution as such terms are described in the debenture financing documents.

Risk Factors-page 3

      9. Please include sufficient facts in your risk factors to permit investors to evaluate the magnitude of the risk described. For example:

            o on page 3, disclose when you acquired Transmission Technology Corporation,

            o     disclose the date of the release you cite on page 7, and

            o cite with greater specificity the strategic relationship, cable partner, current customer contracts and current vendor agreements mentioned on page 9.

            The requested disclosure has been added.

Our independent auditors have issued a qualified report-Page 3

      10. If a risk is material, it should not be mitigated. Please revise the second sentence of the first paragraph accordingly. Also, please revise the first sentence of the risk factor captioned "Our product may not be accepted by our potential customers," the last sentence of the risk factor captioned "The application of the penny stock rules could adversely affect..." and the other mitigating language throughout the risk factors.

            In response to the Staff's comment, the "Risk Factors" section has been revised throughout to explain more clearly the risk to the Company and prospective investors.

We are controlled by a small number of stockholders-Page 5

      11. Please clarify how stockholders with 35% of your outstanding stock can control substantially all matters submitted to your stockholders and your management and affairs given the language of Section 2.9 of your bylaws requiring all corporate action to be determined by a majority of the votes cast on such matter.

            We have revised this disclosure in this risk factor to clarify how stockholders with 35% have controlling influence over matters subject to stockholder vote. We supplementally note that to overcome a vote made by these two stockholders with 35% of the outstanding shares, more than 70% of the stockholders would need to vote on the corporate matter. Given the large number of our outstanding shares held in street form, it is often difficult to obtain such a level of participation on non-routine issues.

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Securities and Exchange Commission
April 12, 2005
5


Our Business May be Subject to International Risks-Page 5

      12. We note your statement that you are pursuing opportunities in, among others, the Middle East and Africa. Please tell us which countries in these regions you are targeting, whether you have already effected any transactions and, if so, the value and nature of those transactions.

            In response to the Staff's comment, we have added disclosure to identify the countries that we are targeting in the Middle East and Africa. To date, we have not entered into any transactions in these countries.

Changes in Industry Standards - Page 6

      13. With a view toward clarified disclosure, tell us with specificity which legislative bills and regulatory rulings are pending that could improve your markets. Also, tell us when the bills and rulings were initiated and how they could improve your markets.

            In response to the Staff's comment, we have added disclosure concerning specific pending legislation.

We issued duly authorized shares to employees - Page 7

      14. Please quantify the potential cost of a rescission of the issuance of all securities addressed in this risk factor.

            To our knowledge, all securities addressed in this risk factor were issued to non-affiliates, who have since disposed of these holdings. We respectfully submit that since these securities are currently freely tradeable under Rule 144, it is not necessary for the protection of investors to disclose the potential cost of rescission, if any, at this time.

      15. With a view toward disclosure, tell us how the violation came to your attention.

            In response to the Staff's comment, we have added disclosure regarding the circumstances of how the violation came to our attention.

A large number of common shares are issuable upon exercise - Page 8

      16. Please quantify the number of shares referred to in this risk factor. Also quantify the dilution based on a recent market price.

            We have added the requested disclosure.

Our Intellectual Property - Page 10

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Securities and Exchange Commission
April 12, 2005
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      17.   Clarify why you believe that your technology or products might infringe the intellectual property rights of others. Also, tell us how you resolved other companies' claims that you infringe on their technology.

            In response to the Staff's comment, we have revised our disclosure and have deleted the referenced language regarding other companies' claims that we have infringed on their technology.

Use of Proceeds - Page 11

      18. Please revise the sentence prior to the table in this section. We note that neither the warrants nor their issuance or resale are being registered.

            In response to the Staff's comment, we have deleted the referenced sentence and the table in this section.

Selling Security Holders - Page 12

      19. Please revise the fifth sentence to more closely track the language of Rule 416. Currently, it appears that you are intending the registration statement to cover more shares than permitted by Rule 416.

            In response to the Staff's comment, we have deleted the referenced sentence.

      20. Describe the material terms of the relationships mentioned at the end of the second paragraph.

            We have added a description of the material terms of each relationship mentioned at the end of the second paragraph.

      21.   Supplementally provide a table that shows:

            o How you calculated the number of shares underlying the outstanding securities held by the selling stockholders. Show your calculations and cite with specificity the provision of each exhibit that provides the basis for the calculation.

            o The amount of consideration that each selling security provided for the securities included in the table.

            o When the selling security holders provided that consideration. Note that if the consideration was paid in the past three years, you should describe the transaction and disclose the consideration in the registration statement.

            In response to the Staff's comment, we supplementally provide a table in Exhibit A to show our calculation of shares underlying securities held by Midsummer Investment Ltd., Omicron Master Trust, Islandia, L.P. and Bristol Investment Fund, Ltd. These calculations are based on a good faith estimate by the Company of shares that might be issued pursuant to the conversion or redemption of the Debentures and the amount of shares issuable pursuant to the exercise of the warrants. The estimate was calculated using the baseline $1.67 conversion price and an additional amount to take into account possible fluctuations in the Company's stock price as estimated by the Company. Any shares not used will be deregistered by the Company. As described in more detail in the Registration Statement, these investors paid consideration for the securities on August 17, 2004. In addition, the following table sets forth the requested information with respect to the other selling security holders:

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Securities and Exchange Commission
April 12, 2005
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
        ---------------------------- -------------------------- -------------------------- --------------------------
        Name of Selling Security     Number of Shares To Be     Amount of Consideration    Date of Payment or
        Holder                       Registered                 Paid or Services           Services Rendered Prior
                                                                Rendered ($)               to the Date of Issuance
        ---------------------------- -------------------------- -------------------------- --------------------------
        John F. O'Brien              135,000                    166,050                    9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        Fred Debs                    30,000                     19,305                     9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        Alan Davis                   250,000                    160,875                    9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        Rocci Howe                   414,373                    289,578                    9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        IFC Credit                   104,000                    68,848                     9/13/04
        Corporation
        ---------------------------- -------------------------- -------------------------- --------------------------
        John D. Lane                 100,000                    123,000                    9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        Ryan M. Lane                 265,000                    325,950                    9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        Long Term Capital            120,000                    153,207                    7/16/04
        Company
        ---------------------------- -------------------------- -------------------------- --------------------------
        Media Relations              500,000                    500,000                    8/9/04
        Strategy,Inc.
        ---------------------------- -------------------------- -------------------------- --------------------------
        Mike McClendon               16,000                     10,592                     9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        Stephen Meldrum              115,000                    74,003                     9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        Doug Metz                    16,000                     10,592                     9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        Prima Capital Inc.           150,000                    96,525                     9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        Barry                        20,000                     20,000                     8/20/04
        Sedlik
        ---------------------------- -------------------------- -------------------------- --------------------------
        The Taxin Network, Inc.      115,000                    74,003                     9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        Rudy Trebels                 16,000                     10,592                     9/13/04
        ---------------------------- -------------------------- -------------------------- --------------------------
        Bradford M.                  8,000                      5,292                      9/13/04
        Wheatley
        ---------------------------- -------------------------- -------------------------- --------------------------

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Securities and Exchange Commission
April 12, 2005
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      22.   Supplementally provide a legal analysis to support your statement in footnote 13 that Omicron and Winchester are not affiliates.

            In response to the Staff's comment, we have deleted the referenced language.

Where You Can Find More Information - Page 15

      23. We note your references to (i) the website of General Cable in the Description of Business section (page 4), and (ii) the analyst report prepared by Cohen Research in the section entitled "Summary of Events & Status of Our Progress During this Period" (page 8), each in your annual report on Form 10-KSB. Note that the inclusion of the hyperlinks in your registration statement (incorporated by reference) makes the information in the General Cable website and in the analyst report part of your prospectus. Please refer to sections II.A.4 and II.E, example 6 in our interpretive release No. 34-42728. Also please file the required consent.

            Noted. We have deleted references to the hyperlinks.

      24. Please ensure that you incorporate by reference all current reports filed since the end of your fiscal year, not the calendar year or your last quarter. We note the reports filed on October 7 and November 24, 2004.

            We have added all current reports since the end of our fiscal year ended September 30, 2004.

      25. Proxy statements are not to be incorporated per Item 12(a) of Form S-3. Please revise accordingly.

            In response to the Staff's comment, we have deleted incorporation by reference to proxy statements.

Part II

Exhibits - Page II-2

      26. Please revise your exhibit index to more specifically indicate where the exhibits were "previously filed."

            In response to the Staff's comment, we have revised our exhibit list to more specifically indicate where the exhibits were "previously filed."

      27. Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

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Securities and Exchange Commission
April 12, 2005
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            Noted. We will include a currently dated and signed consent from our independent auditors prior to requesting effectiveness.

Exhibit 5.1

      28. We note that the opinion is phrased in the future tense. Clarify when the securities will be legally issued, fully paid, and non-assessable.

            We have added disclosure to clarify when the securities will be legally issued, fully paid, and non-assessable.

Form 10-KSB for the year ended September 30, 2004

Description of Business

Corporate History - Page 4

      29. Please tell us when you filed appropriate preliminary and definitive proxy or information statements related to the corporate transactions mentioned in this section. Also please tell us:

            o when you filed the Form 8-K reflecting the September 2004 bylaw amendments, and

            o if that 8-K was not timely filed, how you are eligible to use Form S-3.

            In response to the Staff's comment, we supplementally advise the Staff that information statements inadvertently were not filed in connection with the Company's reincorporation on June 27, 2001 and the referenced November 2001 transactions. Nonetheless, we note that these actions were valid under state law. As to the referenced change in fiscal year-end, our board approved such change pursuant to our bylaws on December 28, 2001. Stockholder approval was not required under our bylaws for this change. In addition, our disclosure reflecting the September 2004 bylaw amendments was incorrectly reported in the Form 10-KSB for fiscal year ended September 30, 2004. Based on a review of our corporate documents, our board of directors did not approve these amendments, and accordingly, a Form 8-K was not required to be filed. We have deleted references to the September 2004 bylaws throughout the Form 10-KSB.

Principal Product - Page 5

      30. Please explain technical terms included in this section. We note, for example, your use of "hysteresis loss," "ferromagnetic core," "Annealed aluminum," "SOx," "NOx," "pultrusion," and "ampacity."

            In response to the Staff's comment, we have defined the referenced terms or deleted them.

      31.   Please provide us independent, objective support for your assertion.

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Securities and Exchange Commission
April 12, 2005
9


            o that your ACCC cable has been reported by third parties to have lower electromagnetic fields and corona discharge;

            o regarding the size of the market for bare overhead conductor in the U.S. and worldwide; and

            o that the ACCC cable provides up to twice the power as the ACSR cable.

            We have revised our disclosure to clarify the source or have deleted the referenced assertions. We attach documents in support of our description of the market.

Summary of Events - Page 8

      32. Disclose the material provisions of the agreements mentioned, including duration and termination provisions and material obligations of the parties. Also, in an appropriate section of your document, disclose the material provisions of the FCI Burndy contract mentioned on page 40 and the Kansas contract mentioned on page 41. File the agreements as exhibits.

            In response to the Staff's comment, we have added disclosure regarding the material terms of the referenced agreements. Note that the Kansas contract has been filed as an exhibit to the pre-effective registration statement on Form SB-2 on January 25, 2005. The other referenced agreements will be filed as exhibits to Amendment No. 1 to the Form 10-KSB. A copy of each agreement is attached to this letter.

Manufacturing - Page 10

      33. We note that "plans are underway to transfer production to a separate facility as soon as the order volume reaches a critical mass." Please disclose whether you have identified another facility, whether it is ready for your use and, if not, the cost to prepare the facility for your production.

            We have revised the disclosure to clarify that we have not yet identified another facility.

Intellectual Property - Page 11

      34. Reconcile the disclosure in this section, which appears to identify only patent applications, with the statement on page 10 of your S-3 that you "have a number of patents."

            At present, the Company does not have any issued patents. We have revised our disclosure to clarify that we have only pending patent applications.

      35. Clarify why you have rights to the inventions of Dr. Hiel and Messrs. Korzeniowski and Bryant. File any related agreements.

            Dr. Heil and Mr. Korzeniowski are consultants and have entered into written consulting agreements that assign all intellectual property regarding the subject matter of the Company to the Company. Mr. Bryant is employed by and is a vice president of CTC. Copies of the agreements for each inventor are enclosed. We will file the agreements with Dr. Heil and Mr. Korzeniowski as exhibits to Amendment No. 1 to the Form 10-KSB. A copy of each agreement is attached to this letter.

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Securities and Exchange Commission
April 12, 2005
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      36.   Clarify whether you claim any proprietary right to any aspect of your product other than the core.

            In response to the Staff's comment, we have added disclosure to clarify that we claim proprietary rights to aspects of our product other than the core.

Marketability - Page 12

      37. Please provide supplemental support for the information you attribute to the U.S. Department of Energy in this section.

            In response to the Staff's comment, attached please find a US Department of Energy National Transmission Grid Study dated May 2002.

Competition - Page 13

      38. We note your disclosure in the fourth bullet point that you are not aware of any "unreserved acceptance" of the GAP cable and the companies using that cable are seeking alternatives. Please clarify the meaning of "unreserved acceptance" and provide us support for your statements.

            To the best knowledge of the Company, the only important market in which GAP type cable is used and accepted is in the UK market. GAP is type registered with National Grid and various lines have been implemented, including a project at Deeside Deans. The Deeside Deans project was implemented by EVE Transmission, one of the engineering companies that have implemented GAP type cable projects in the UK. Complaints against this cable include that it s expensive to put up, leaks grease onto the land below, that the internal core tends to slide up the cable and that its future performance characteristics are unpredictable. National Grid is actively looking for an alternative and the Company is in discussions with a view to replacing the GAP conductor.

            The Company is in possession of the engineering drawings for this project. They are confidential and can only be read in EVE's software. We have also had various discussions regarding the problems experienced with the GAP conductor.

      39. Describe how your ACCC product compares to each of the products described in this section. Your revised disclosure should provide more balance, including your competitive disadvantages.

            We have modified our disclosure regarding our product to provide a more balanced description.

Legal Proceedings - Page 26

      40. Ensure that you have fully disclosed the relief sought in each proceeding. For example, the amount of your exposure in the November 4, 2003 action is unclear. Likewise the amount sought in the December 2004 proceeding disclosed in your recent 10-Q is unclear.

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Securities and Exchange Commission
April 12, 2005
12


            In response to the Staff's comment, we have revised the disclosure concerning the relief sought in each proceeding. Note that for the proceedings cited by the Staff, there were no specific statements about the amount of damages sought in those cases, as of the effective dates of the filing. Instead, these proceedings were generally pleaded. For example, the parties in the Acquvest matter did not plead a specific amount of damages. However, they have maintained that they are owed millions of dollars in damages, and accordingly, we have revised our disclosure.

Equity Compensation Table - Page 31

      41. Please reconcile the disclosure in the table that you have no securities underlying outstanding warrants that were not approved by security holders with your subsequent disclosure of warrants issued for services. See Instruction 1 to Regulation S-B Item 201(d).

            In response to the Staff's comment, we have revised our disclosure to reflect the securities that were not approved by security holders.

Unregistered Sales of Securities - Page 32

      42. Tell us why you did not file tender offer documents related to your November and December 2003 offers mentioned on page 37.

            We supplementally note that the transaction referenced on page 37 regarding the issuance of common stock and Series R warrants was not really an "exchange offer." In an effort to raise some money, the Company contacted each holder of Series E and H warrants and asked them to exercise their warrants prior to their termination date. As an incentive to exercise their warrants, the Company offered to issue a warrant to purchase additional shares of the Company's common stock. There were 54 Series E and H warrant holders. Only 12 such holders accepted and exercised their warrants. The terms of the Series E & H warrants did not provide for the issuance of the Series R warrants upon exercise of the Series E & H warrants. Finally, while the shares underlying the warrants are being registered, the warrants themselves are not and will not be registered.

            We do not believe that this transaction is a tender offer; thus the tender offer rules do not apply. In general, the term "tender offer" is not defined by statute or rule. Courts have applied various tests to determine whether a transaction or set of transactions fall within the definition of the term "tender offer." One test often employed is the eight factor test set forth in Wellman v. Dickinson, 475 F. Supp. 783, 823-824 (S.D.N.Y. 1979), aff'd on other gounds,
            682 F.2d 355 (2nd Cir. 1982), cert. Denied sub nom. Dickinson v. SEC, 460 U.S. 1069.

            In Wellman, the court adopted the following elements characteristic of a tender offer: (i) active and widespread solicitation of public shareholders; (ii) solicitation made for a substantial percentage of the issuer's stock; (iii) offer to purchase made at a premium over the prevailing market price; (iv) terms of the offer are firm rather than negotiable; (v) offer contingent on the tender of a fixed number of shares; (vi) offer open only for a limited period of time;
            (vii) offeree subjected to pressure to sell his or her stock; and
            (viii) public announcement of a purchasing program precedes or accompanies rapid accumulation of the target's securities.

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Securities and Exchange Commission
April 13, 2005
6


            Applying this eight factor test to our facts, we do not believe that our transaction is a tender offer. First, the Company did not engage in widespread solicitation of public shareholders. At the time of the offer, the Company had over 4,000 shareholders. The Company only made an offer to holders of the Series E &H warrants, a discrete class of only 54 shareholders. Second, the offer was not contingent on the tender of any number of warrants. Third, the offeree warrant holders were not subject to any pressure to take part in the offer. In fact, only 12 warrant holders ultimately participated in the offer. Finally, there were no public announcements regarding this offer; each of the warrant holders were contacted individually by the Company. Based on this analysis, we do not believe that our transaction falls within the definition of a tender offer and thus, the tender offer rules do not apply to this transaction.

      43. When describing transactions, provide disclosure that is more specific than securities were issued to "an entity" for "professional services." Also be more clear about the amount of consideration received; for example, disclose the amount of the legal dispute or services received in exchange for the securities.

            We have revised our disclosure as requested.

      44. Fully explain the transaction mentioned on page 38 regarding the issuance "at the discretion of the Chief Executive Officer."

            In response to the Staff's comment, we have deleted the referenced language.

      45. We note your references on page F-23 to securities issued to financial consultants in transactions registered on Form S-8. Please tell us the names of these consultants, the specific services provided, and how the transactions were eligible for Form S-8 given the restriction in General Instruction A.1(a)(1)(iii) of Form S-8. Likewise, tell us the specific services provided by the consulting professionals mentioned on page F-33 and 34.

            With respect to the Company's agreement with Technology Management Advisors LLC, a Colorado limited liability company ("TMA"), and Mike McIntosh, it has been replaced with a new agreement as of March 1, 2005. TMA is owned by Michael D. McIntosh, who performs substantially all of the substantive services. Pursuant to the agreement dated March 27, 2002, TMA performed services for us as a consultant to enable access to advice and other services with respect to the creation, management and protection of intellectual property rights; to provide assistance by identifying and evaluating new technologies that may have commercial potential. The agreement provided for a rate of services of $500,000 per annum. Under Section 6 (b) of the agreement, as modified, one million options were granted to Mike McIntosh at $0.65 cents. This was amended to an exercise price of $0.10 cents per share on June 6, 2002. No financial services were provided under the agreement.

Securities and Exchange Commission
April 12, 2005
14


            The second agreement referred to is with Rocci Howe, an individual. It is now terminated and a release was signed on August 30, 2004. Pursuant to the agreement, dated January 14, 2002, Rocci Howe agreed to assist the Company with its product marketing and Growth Strategies including the provision of services relating to the identification and acquisition of potential strategic manufacturing businesses. No financial services are provided under the agreement. In connection with the agreement Mr. Howe was paid 100,000 shares increased with the subsequent issuances of: 200,000 shares by board resolutions on March 14, 2002; 1,000,000 shares by board resolutions on July 15, 2002; 1,200,000 shares by board resolutions dated March 19, 2003. The total shares granted to Mr. Howe was 2.5 million shares. In addition, 2 million options were granted to Mr. Howe, 1 million at $0.40 cents and 1 million at $0.08 cents.

            Since the services provided in these transactions were not in connection with an offer or sale of securities in capital-raising transactions, nor directly or indirectly promotions or market-making of our securities, the referenced securities were eligible to be registered on a Form S-8.

      46. We note your reference on page F-38 to your intention to substitute one security for another security underlying outstanding warrants. Tell us whether you are legally entitled to make the substitution. Also tell us the extent of your obligation of your subsidiaries to issue securities, including the percentage of your subsidiaries that may become owned by someone other than Composite Technology Corporation.

            We have revised our disclosure to clarify the corporate actions taken with respect to the Red Guard securities.

      47. Please provide us a table that show all unregistered sales of equity securities from August 2004 to date. Include the number of securities underlying securities that are convertible or exercisable for equity securities. Also tell us when you filed a Form 8-K to report the sale under Item 3.02 or why such an 8-K was not required.

            In response to the Staff's comment, we have enclosed a table that shows all unregistered sales of equity securities from August 23, 2004, which was the effective date of the referenced Item 3.02 of Form 8-K, to date. As described in more detail in Exhibit B, the total number of unregistered equity securities, including the number of securities underlying convertible or exercisable securities that were issued from August 23, 2004 , to December 23, 2004 was 3,520,592 shares. No Form 8-K need be filed under Item 3.02 if the equity securities sold in the aggregate since the issuer's last report filed under this item or last periodic report, whichever, is more recent, constitute less than 5% of the small business issuer's outstanding securities. The 3,520,592 was less than 5% of the Company's outstanding shares at the time of issuance, and accordingly, an 8-K was not required. From December 23, 2004 until the filing date of its quarterly report on February 14, 2005, the Company only issued a total of 175,000 unregistered equity securities thus no 8-K needed to be filed. Since February 14, 2005 until the present, the Company has not issued any unregistered equity securities.

Securities and Exchange Commission
April 12, 2005
15


Management's Discussion and Analysis or Plan of Operation

Results of Operations - Page 39

      48. Please revise to include a detailed discussion of the results of operations as required by Item 303(b) of Regulation S B. MD&A should include a discussion of the nature of the income and expense amounts in the statements of operations along with the significant variances for each of the periods.

            In response to the Staff's comment, we have revised our disclosure to include a discussion of the nature of the income and expense amounts and significant variances for each of the periods.

      49. Please tell us whether the revenue received under the $2.675 million contract and recorded as deferred revenue is refundable or subject to any other contingencies. The nature of the $2.5 million sales revenue should also be clearly disclosed in the financial statements. In addition, clarify the nature of the income received on "trial sales" after year end. Provide details of whether there are any rights of return or other contingencies that impact revenue recognition.

            The cash received under the $2.675M contract and recorded as deferred revenue is not refundable. The revenue is deferred under SAB 104 because the contract is written such that there are both services and products as part of the arrangement. Due to a lack of operating history, a readily ascertainable value could not be determined for each component and as of the balance sheet date, the products were not available for installation thereby requiring revenue deferral. The deferred balance represents cash received to date.

            We have revised our disclosure regarding the nature of the $2.5 million sales revenue as requested.

            The income received after year end (and called "trial" sales) represents outright purchases of our wrapped core product by end user utility companies. The term "trial" sales is really a misnomer as it relates to what accountants call "trials" but which are in substance real-time operational tests of the cable in operational settings. The utility company purchasing the wrapped core is trying out the cable on a short section of one of their lines on a test basis. If the lines work to our specifications, we anticipate that these utility companies will purchase a substantial quantity of our product. There is no right of return for any of this product. Note in the 10Q for the quarter ending 12/31/04 that the Statement of Operations has the trial sales segregated as product revenues. It is anticipated that for future reporting periods that substantially all revenues will be product related and classified as such.

      50. In addition, we reference the discussion on page 16 that indicates $638,555 was spent on development costs in fiscal year 2002. The amounts included in the inception to date column in the statements of operations on page F 4 only include the amounts from fiscal 2004 and 2003. Tell us where the amount spent in fiscal 2002 is recorded in the financial statements.

            In response to the Staff's comment, we have revised our disclosure to clarify the research and development amounts spent in 2002.

      51. Disclose more details of the consulting agreement with Global American Energy, including the specific services performed under this agreement, the amounts recorded in the financial statements and the related accounting treatment.

            We have revised our disclosure to disclose the referenced agreement in more detail and the related accounting treatment.

ACCC Bare Overhead Cable Operations - Page 40

      52. Please clarify the first sentence in the last paragraph of page 40 as it appears to be missing some words.

            We have revised the disclosure as requested.

      53. Please provide supplemental support for your statement that the ACCC cable performed in tests to "accepted industry standards" and that all final results met or exceeded industry requirements.

            We have deleted the referenced statements.

Other Proprietary Products - Page 41

      54.   Clarify what you mean by "completed the initial work."

            We have revised our disclosure to clarify the meaning of the referenced statement.

Financial Considerations - Page 42

      55. We see that you offered the holders of your "December Price Offering" warrants the opportunity to exercise them at a reduced strike price. Please tell us how you accounted for this modification of the warrant. Please cite the guidance upon which you relied.

            In response to the SEC's comment, we have added disclosure regarding the guidance that we relied upon.

      56. We noted your discussion of the company's ability to cover operating expenses for a period of one year. Please revise this disclosure to identify the company's plans for continuing to issue stock, stock options and warrants in satisfaction of liabilities and also when you anticipate you will have to raise additional financing. If the company intends to discontinue using alternative payment methods for liabilities, please discuss this trend and its impact on your operations and liquidity. Refer to Item 303(b)(iv) of Regulation S-B.

            We have revised our disclosure as requested.

      57. MD&A and the footnotes to the financial statements should be revised to discuss details of the issuances of common stock, warrants and stock options during the years presented, particularly issuances for services, financing arrangements or assets and indicate your accounting for them.

Securities and Exchange Commission
April 12, 2005
17


            We have revised our disclosure as requested.

Sale - Leaseback of Capital Assets - Page 42

      58. Please tell us where you have filed the May 2004 Master Lease Agreement. If you did not, please file it or tell us your basis for not doing so. Likewise, file the lease financing commitments and firm offers mentioned on page 44.

            In response to the Staff's comment, we will file the May 2004 Master Lease Agreement and proposal from Atel Ventures, Inc. as exhibits to the amended Form 10-KSB. A copy of each agreement is attached to this letter.

Controls and Procedures - Page 45

      59. We note that your evaluation of your disclosure controls and procedures was carried out within the 90 days prior to the filing date of your report. Please note that your evaluation must be as of the end of the period covered by your quarterly report. Please revise your disclosure to comply with the requirements of Item 307 of Regulation S-B.

            We have revised the disclosure to clarify that the evaluation was conducted as of the end of the period covered by the report.

      60. It is unclear why your disclosure refers to changes in internal controls subsequent to the date of the evaluation rather than during the period mentioned in Regulation S-B Item 308(c).

            In response to the Staff's comment, we have changed the referenced language to the period covered by the annual report on Form 10-KSB.

      61. Clarify whether the changes mentioned in the first paragraph were necessary for management to reach its conclusion regarding effectiveness.

            We have revised the disclosure as requested.

      62. Clarify why you believe you do not have to comply with the "Sarbanes-Oxley regulations" before the end of fiscal 2005.

            The referenced language has been deleted.

Summary Compensation Table - Page 50

      63. Please reconcile the total compensation paid to your named executive officers in this table ($425,077) with the line-item "officer compensation" in your statement of operations ($282,258; page F-4).

Securities and Exchange Commission
April 12, 2005
18


            We have revised our disclosure and reclassified the balances in the income statement to be consistent.

      64. Clarify who is a member of the independent committee mentioned in footnotes (1) and (2), and tell us why the committee has not yet met to decide this issue. Also clarify why the stock option grants mentioned in the footnotes do not appear in the table.

            To date, no members have been appointed to the independent committee and no meetings have been held. The Company's board consists of two non-independent directors and it is actively seeking at least three independent directors. The options have not been included in the table because they have not been approved by the independent committee yet and thus are not yet effective.

      65. Regarding the restricted stock award, provide the disclosure required by the instructions to Item 402(b)(2)(iv) of Regulation S-B.

            We have added disclosure to clarify that this award was an issuance of Rule 144 stock in exchange for services provided in fiscal 2003 and have added disclosure required by Item 402 (b)(2)(iv) of Regulation S-B.

Option Grants Table - Page 50

      66. Reconcile you statement that there were no option grants during the year with the 2004 option grants reflected in your Summary Compensation Table.

            We have revised our Summary Compensation Table to clarify that there were no option grants in 2004.

Option Exercises - Page 51

      67. Provide in the table the required disclosure regarding Mr. Robbins' option exercises.

            In response to the Staff's comment, we have revised the disclosure regarding Mr. Robbins' options.

Certain Relationships and Related Transactions - Page 54

      68. We note, per Note 7 to your financial statements (pages F-22-3), that you entered into two product development agreements with a member of your product development/advisory board and that the agreements are not disclosed in this section. Please tell us why these agreements need not be disclosed under Item 404(a) of Regulation S-B.

            The referenced agreements are consulting agreements between the Company and Dr. Clem Heil and Mr. George Korzeniowski, who are independent consultants without status as an officer or director. The product development advisory board is not a Board Committee in the formal sense, it is a convenient way of grouping third party consultants working on development and testing. The Company's website and marketing materials refer to the product development advisory board so the public is familiar with the group. The product development advisory board is, however, only an aide to management in the development of the Company's technologies. Accordingly, these consulting agreements are not required to be disclosed under Item 404(a). Such agreements will be filed with as exhibits to the amended Form 10KSB. A copy of each agreement is attached to this letter.

Securities and Exchange Commission
April 12, 2005
19


      69.   Identify the director mentioned in the last paragraph.

            We have revised our disclosure to identify Benton Wilcoxon as the director that made the loan to the Company.

Exhibits - Page 54

      70. Please tell us where you have filed the New License Agreement with WBGA executed in connection with the settlement of litigation, as described in Note 5 to your financial statements (page F-19). If you did not, please file it or tell us your basis for not doing so.

            We will file the new license agreement as an exhibit to Amendment No. 1 to the Form 10-KSB. A copy of each agreement is attached to this letter.

Consolidated Financial Statements - Page F1

Report of Independent Registered Public Accounting Firm - Page F2

      71.   We note that your auditors did not audit the following:

            o The cumulative balance from the period from March 28, 2001 (inception) to September 30, 2004. An auditor's association with the cumulative data is required on an annual basis as long as you are in the development stage.

            o The consolidation statements of operations, shareholders' equity and cash flows for the year ended September 30, 2003.

            Revise to include an auditors report clearly identifying these periods as audited as required by Item 310(a) of Regulation S-B. In addition, the audit report references "subsidiaries", however, the financial statements indicate "And Subsidiary." Please revise so that these references are consistent.

            We have revised the financial statements so that the references are consistent.

Consolidated Statements of Operations - Page F-4

      72. On page 39, you identified that all of your revenues are related to consulting services provided to Global American Energy. Please revise your filing for the following:

            o Revise your statement of operations to remove the heading of "Cost of Goods Sold" and replace with the "Cost of Services."

            o Revise your footnotes to disclose the extent of your reliance on sales to one major customer, refer to paragraph 39 of SFAS 131.

Securities and Exchange Commission
April 12, 2005
20


            We have revised our statement of operations to replace the referenced heading with cost of services, and have revised our footnotes to disclose the extent of our reliance on one major customer.

      73. We see you have various line items entitled "Compensation expense." Proper presentation calls for an income statement based on the type of expense and not by the method of payment. Revise the filing to present the amounts currently shown as compensation expense in the appropriate expense category - e.g., selling expense, general and administrative expense, research and development, etc. For example, the fair value of warrants issued to consultants should be presented as part of legal, professional, and consulting and the fair value of stock options research and development should be presented as part of research and development expense. These issuances should be discussed in detail in the footnotes.

            In response to the Staff's comment, we have reclassified certain balances in the income statement to be consistent with the appropriate expense category. The reclassified balances are also referenced in the MD&A discussion.

      74. In addition, please tell us whether all issuances of stock options and warrants related to cost of services are presented within cost of services and reflected within gross margins.

            There were no expenses related to issuances of stock options or warrants that were included in the costs of services, and as such, there was no impact on gross margins.

Consolidated Statements of Shareholders' Equity - Page F-5

      75. Please revise to provide details of the date and per share price of each stock issuance as required by paragraph 11 of SFAS 7. In addition, the footnotes should clearly disclose the basis for assigning amounts for each issuance of non-cash consideration.

            In response to the Staff's comment, we have revised the Consolidated Statement of Shareholders Equity and the footnotes to clearly identify and disclose each issuance of stock.

      76. Revise the footnotes to disclose details of the "cancellation of previously issued shares preferred stock exchange," including the basis for the accounting treatment for these transactions.

            We have revised the footnotes as requested.

Notes to Consolidated Financial Statements - Page F-14

      77. We noted that pages F-14 to F-41 are improperly labeled "Consolidated Statements of Cash Flows." Please revise the filing to appropriately title the pages "Notes to Consolidated Financial Statements."

            In response to the Staff's comment, we have corrected the title of the pages.

Securities and Exchange Commission
April 12, 2005
21


Note 2 - Going Concern - Page F-15

      78. Revise to provide more specific details of Composite Technology's viable plan of operations as required by FRC 607.01, including plans and timeframes to fully develop all products and services and expected financing needs and sources. In addition, clearly address your plans to remove the threat for the continuation of the business as a going concern. Details should also be provided of the basis for the statement that management now believes that it will generate significant revenues during fiscal 2005.

            We have revised the footnotes and our disclosure as requested.

Note 3 - Summary of Significant Accounting Policies - Page F-15

      79. Please revise to provide a more comprehensive revenue recognition policy that addresses all significant products and services and that indicates how it is in compliance with SAB 104 and EITF 00-21. Provide details of the basis for using the completed contract method for installation contracts.

            We have revised the footnote to provide a more comprehensive revenue recognition policy and details of the basis for using the completed contract method for installation contracts.

      80. Revise the filing to include your accounting policy for stock-based compensation issued to non-employees and warrants.

            We have revised our filing to include our accounting policy as requested.

Note 6 - Investments in Other Companies - Page F-19

      81. Please revise to disclose more details of the investment in AMJ, including the amount of the investment, where it is recorded in the financial statements, the percentage of the stock owned and the accounting for this investment. The valuation of the amounts to settle the outstanding balances on the purchase option agreement is not clear. Provide details of the accounting and the reference to the discounted "fair value" discussed on page F-20.

            The investment in AMJ was transferred to Red Guard as part of the exchange of Preferred A stock to Red Guard. See our response to comment no. 82 below for more detailed information regarding thee Red Guard exchange. Note also that the value listed in the 10KSB surrounding the December, 2001 transaction was a typo and was changed to $90,356 in the revised 10KSB draft. A discounted valuation of the stock issued to AMJ was used due to the low average trading volume of CTC common stock in December, 2001, the price volatility of CTC stock over the fiscal year beginning 10/1/01, and the Rule 144 restricted nature of the stock issued. Note that by the end of December, 2002, the price per share of CTC common stock was approximately $0.20 per share.

      82. Provide more details of the accounting for the exchange with Red Guard on September 30, 2002 and how this was reflected in the financial statements.

            We supplementally advise the Staff of the Red Guard transaction as follows:

            Red Guard gave up $154,376 in consideration consisting of:

            a) 165 Shares of Preferred A stock - which was convertible at the time of the transaction into 349,360 shares of common stock. The market price of the common stock at the time of conversion was $.19 per share for a value of $66,378.

            b) $21,440 in dividends payable to Red Guard as accrued dividends payable

            c) $62,000 in Notes Payable to Red Guard

            d) $4,558 in Accrued Interest Payable to Red Guard under the terms of the Notes referenced in c) above.

            Red Guard received in exchange, all of the shares of:

            -All of the April 12, 2001 investments, except for the publicly traded IPS stock.

            The carrying value to the company for the investments given up was $154,376, resulting in no gain or loss recorded in the Statement of Operations, reconciled as follows:

            1) Initial Carrying Value of the April 12, 2001 investments -
            $137,750

            2) Less Carrying value of IPS (recorded in CTC-Oth Assets) ($1,000) (Included in April 12, 2001 investments)

            3) August ,2001 purchases of 72,665 shares of AMJ $ 14,500 ($10,000 cash and $4,500 in CTC stock)

            4) Cash advances converted to 3,125 shares, AMJ on 10/13/01 $ 50,000

            5) Dec., 2001 CTC stock exchanged for 37,335 shares AMJ $ 90,356

            6) Less Carrying Value Allowance recorded through FY02 ($137,230)

            (Relating to the CV of the Private Investments)

            Total consideration given $154,376

Note 7 - Commitments and Contingencies - Page F-21

General

      83. Revise to update the litigation and provide consistent disclosures with those provided on pages 26 to 28. In addition, clearly disclose details of the settlements of litigation, the amounts recorded in the financial statements and how shares issued to settle litigation were valued. Disclose more details for litigation that is pending, including the amounts accrued and provide a discussion of the expected impact of this litigation on financial condition, results of operations and liquidity or indicated the reason that this assessment cannot be made. Refer SAB Topic 5Y.

            We have revised this footnote to provide consistent disclosures with those in other parts of the Form 10-KSB and more detailed disclosures as requested.

Note 8 - Shareholders' Equity - Page F-27

      84. Disclose details of the accounting for the exchange of preferred stock with Red Guard discussed on page F-27.

            We have revised this footnote to disclose more detail concerning the accounting for the exchange of preferred stock with Red Guard.

Securities and Exchange Commission
April 12, 2005
23


      85. We reference the numerous issuances of stock, options and warrants for services, financing arrangements, conversion and settlement of debt, settlement of litigation, etc. in the statements of shareholders' equity and in the Recent Sales of Unregistered Securities in Part II. Please revise the filing to disclose how you determined the value of each transaction. For example, disclose that the transaction was based on the fair value of the Composite's stock as quoted on the NASDAQ bulletin board. We reference the discussion of using "discounted closing prices" or "agreed upon values." If quoted prices have been discounted or adjusted specific details of the basis for any adjustments.

            In response to the Staff's comment, we have revised this footnote to clarify the determination of the value of each transaction.

      86. In addition, the amount of compensation for these issuances of stock, options and warrants should be disclosed in this footnote and should agree with the amounts recorded in the financial statements.

            We have revised disclosure in this footnote as requested and to be consistent with the amounts recorded in the financial statements.

Legal Settlement - Page F-30

      87. Please revise the filing to disclose how you determined the fair value of the shares that were awarded in each settlement and clarify the accounting treatment. Please also revise the footnote to reference Note 7 not Note 9.

            We have revised the footnotes to clarify how we determined the fair value of the shares awarded in each settlement.

Stock Options-Page F-33

      88. We noted that in February 2003, August 2003 and July 2004 employees were granted cashless exercise of stock options. Please tell us how you accounted for the cashless exercise and cite the guidance upon which you relied.

            We have revised our disclosure to explain how we accounted for the cashless exercise, including the guidance that we relied upon.

      89. We see from your disclosure that you cancelled stock options and granted additional options in the years presented. Tell us whether you granted any options to the employees whose options were cancelled. If so, tell us how you considered the requirements of FIN 44 and EITF 00-23.

            All option cancellations were for terminated individuals, none of whom were granted any additional option grants.

Warrants - Page F-38

      90. Please revise to disclose your accounting policy for the issuance of warrants, including the valuation technique utilized, the fair value of the stock at the date of issuance and how this was determined, and the amount of compensation expense recorded for each of the issuances on pages F-38 and F-39.

            In response to the Staff's comment, we have revised our disclosure to disclose our accounting policy for the warrants.

      91. We noted that during the year ended September 30, 2004, 4,821,000 warrants were cancelled. Please tell us how you accounted for this cancellation. Revise your disclosure to specifically identify which warrants were cancelled.

            We have revised our disclosure to identify the warrants that were cancelled and how we accounted for this cancellation.

Note 11 - Convertible Debentures - Page F-40

      92. We noted that you issued convertible debentures with attached warrants at a discount. Please tell us how you accounted for the following, including how you valued and recorded the warrants, and cite the guidance upon which you relied.

            o The discount on debt of the $6.4 million that was recorded as an increase to additional paid-in capital on page F-8.

            o     The conversion features of the debt and their valuation.

            o The attached warrants and indicates why no value was recorded to stockholders' equity.

            Demonstrate that your accounting complies with GAAP.

            We have added disclosure regarding how we accounted for the convertible debentures and attached warrants at a discount and how this accounting complies with GAAP.

Signatures

      93. Reconcile the signatures on this and subsequent documents with your disclosure on page 16 regarding a probationary acting CFO. Also, identify the Form 8-K in which you timely disclosed the information required about this CFO under Item 5.02 or tell us how you are eligible to use Form S-3 given any filing delinquency.

            We have revised our disclosure on page 16 to clarify that the consultant's role was an assistant to Benton H Wilcoxon, our acting chief financial officer and chief executive officer. As acting chief financial officer, Mr. Wilcoxon was and continues to be the Company's principal accounting officer. Therefore, we respectfully submit that disclosure was not required under Item 5.02 of Form 8-K.

Securities and Exchange Commission
April 12, 2005
25


Form 10-Q for the Quarterly Period Ended December 31, 2004

Condensed, Consolidated Balance Sheet-Page 3

      94. We see that your accrual for legal settlements decreased from approximately $470,000 to $0 as of December 31, 2004. Please tell us and revise your management's discussion and analysis to provide disclosure of the events that occurred which resulted in the release of this reserve. Refer to Item 303(B) (1) of Regulation S-K.

            The $470,000 represented accrued legal professional fees. This balance has been reclassified to accounts payable in the amended 10KSB filing.

Note 6 - Shareholders' Equity - Page 10

Cashless Exercises Page-11

      95. We noted that 250,000 Series L warrants and 16,666 Series K warrants were exercised on a cashless basis. Please tell us how you accounted for the cashless exercise and indicate the exercise price.

            Both the Series L and Series K warrants were issued in fiscal 2003 in exchange for a litigation settlement and in settlement of disputed legal fees, as disclosed in the amended 10KSB. For both the Series K and L warrant agreements, cashless exercise was allowed at the discretion of the optionee only as a condition of the settlement. No other warrant series has an arrangement for cashless exercise. Compensation expense of approximately $61,000 for series L and 21,000 for all of the 50,000 Serles K warrants were recorded as a result of the issuance in fiscal 2003 and which represented the fair value of the warrants at the date of issuance as calculated using a Black-Scholes-Merton option pricing model. The date of issuance is considered by the company to be the measurement date of the transaction. In accordance with the guidelines in SFAS 123, paragraph 217, the settlement of such a transaction in stock is allowed since the warrant holders were not employees.

      96. Provide details of the accounting and valuation of the warrants issued in connection with the financing agreement that resulted in $2 million of compensation expense.

            The Company has added disclosure to the non-cash events in the cash flows section, and added disclosure language in Note 6, Shareholders equity.

Product Revenues - Page 16

      97. With a view toward disclosure, tell us the results of customers' attempts to verify your claims.

            In response to the Staff's comment, we have deleted the referenced language.

Securities and Exchange Commission
April 12, 2005
26


Legal Proceedings - Page 32

      98. Please tell us supplementally the terms of the settlement in the action filed by Mr. Devone on September 10, 2004. Also, provide us your analysis of why these terms were not disclosed and the settlement agreement was not filed as an exhibit.

            On December 22, 2004, the Company and cross-complainant Multiplyingchurches.org, Inc. ("MC Org") entered into a settlement agreement. Under the terms of the settlement agreement, the Company agreed to issue 25,000 of common stock of the Company shares pursuant to the warrant agreement with MC Org in exchange for MC Org's dismissal of its claims. On or about January 25, 2005, all parties to the action filed by Mr. Devone entered into a settlement agreement. Under the terms of this settlement agreement, defendant Paul Donner agreed to pay $250,000 to plaintiff Mr. Devone in exchange for Mr. Devone's dismissal of his claims against all defendants in the action. The Company did not have to pay anything in the settlement. Its obligation under the settlement was to allow a certain party to exercise a warrant for 25,000 shares whose ownership was disputed. Accordingly, the Company determined that the terms of the settlement were not material and the settlement agreements were not material contracts under Item 601 of Regulation S-B.

            We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                                     Very truly yours,
                                                     Richardson & Patel LLP


                                                     /s/ Kevin Leung
                                                     Kevin Leung, Esq.

Enclosures

cc(w/o encs.):    Mr. Benton H Wilcoxon, Composite Technology Corporation
                  Mr. Dominic Majendie, Composite Technology Corporation

Securities and Exchange Commission
April 12, 2005
27


                                    Exhibit A

--------------- --------------- ---------------- --------------- ----------------- ----------------- ----------------
Investor        Subscription    Principal        Shares Under    Warrant           (17.5%            Warrant Shares
                Amount          Amount           Debentures      Shares (17.5%     Subscription      Subscription
                                (100% of         (Set Price      Plus Interest     /$1.52) @ 1.82
                                Subscription)    =$1.67)         /$1.52) @ 1.75
--------------- --------------- ---------------- --------------- ----------------- ----------------- ----------------
Midsummer       $7,500,000.00   $7,500,000.00    5,446,026.46    863,486.84        863,486.84        1,726,973.68
Investment,
Ltd
--------------- --------------- ---------------- --------------- ----------------- ----------------- ----------------
Omicron         $2,580,000.00   $2,580,000.00    1,873,433.08    297,039.47        297,039.47        594,078.95
Master Trust
--------------- --------------- ---------------- --------------- ----------------- ----------------- ----------------
Islandia, L.P.  $2,920,000.00   $2,920,000.00    2,120,325.99    336,184.21        336,184.21        672,368.42
--------------- --------------- ---------------- --------------- ----------------- ----------------- ----------------
Bristol         $2,000,000.00   $2,000,000.00    1,452,267.39    230,263.16        230,263.16        460,526.32
Investment
Fund, Ltd
--------------- --------------- ---------------- --------------- ----------------- ----------------- ----------------
TOTAL           $15,000,000.00  $15,000,000.00   10,892,052.93   1,726,973.68      1,726,973.68      3,453,947.37
--------------- --------------- ---------------- --------------- ----------------- ----------------- ----------------


 ------------------------- ------------------------- ------------------------- ------------------------ -------------------------
 Investor                  150% Debentures           150% Warrants             100% Additional          150% Additional Warrants
                                                                               Warrants
 ------------------------- ------------------------- ------------------------- ------------------------ -------------------------
 Midsummer                   8,169,039.7             2,590,460.53                 541,796               812,694
 Investment,
 Ltd
 ------------------------- ------------------------- ------------------------- ------------------------ -------------------------
 Omicron Master Trust      2,810,149.62              891,118.42                186,378.00               279,567.00
 ------------------------- ------------------------- ------------------------- ------------------------ -------------------------
 Islandia, L.P.            3,180,488.99              1,008,552.63              210,939.00               316,408.50
 ------------------------- ------------------------- ------------------------- ------------------------ -------------------------
 Bristol Investment        2,178,401.09              690,789.47                144,479.00               216,718.50
 Fund, Ltd.
 ------------------------- ------------------------- ------------------------- ------------------------ -------------------------
 TOTAL                     16,338,079.39             5,180,921.05              1,083,592.00             1,625,388.00
 ------------------------- ------------------------- ------------------------- ------------------------ -------------------------

Securities and Exchange Commission
April 12, 2005
28


                                    Exhibit B

------------------------------------- ----------------------------------- -----------------------------------
Common Stock issued not registered:
------------------------------------- ----------------------------------- -----------------------------------
1799 COPE                                                        100,000                           8/27/2004
------------------------------------- ----------------------------------- -----------------------------------
1800 MAJENDIE                                                    250,000                           8/27/2004
------------------------------------- ----------------------------------- -----------------------------------
Series S warrants:
------------------------------------- ----------------------------------- -----------------------------------
Bill Nolan                                                        17,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Stephen Meldrum                                                  115,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Prima Capital                                                    150,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Fred Debs                                                         30,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Taxin Network                                                    115,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Alan Davis                                                       250,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Rocci Howe                                                       300,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Adam Devone                                                      450,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Series T warrants:
------------------------------------- ----------------------------------- -----------------------------------
Brad Wheatley                                                      8,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Rudy Trebels                                                      16,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Doug Metz                                                         16,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Mike McClendon                                                    16,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
IFC Credit                                                       104,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Series U warrants:
------------------------------------- ----------------------------------- -----------------------------------
Ryan Lane                                                        265,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
John O'Brian                                                     135,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
John Lane                                                        100,000                           9/13/2004
------------------------------------- ----------------------------------- -----------------------------------
Warrants:
------------------------------------- ----------------------------------- -----------------------------------
Midsummer Investment, Ltd                                        144,479                          11/19/2004
------------------------------------- ----------------------------------- -----------------------------------
Bristl Investment Fund, Ltd.                                     541,796                          11/19/2004
------------------------------------- ----------------------------------- -----------------------------------
Islandia, L.P.                                                   186,378                          11/19/2004
------------------------------------- ----------------------------------- -----------------------------------
Omicron Master Trust                                             210,939                          11/19/2004
------------------------------------- ----------------------------------- -----------------------------------
TOTAL                                                          3,520,592
------------------------------------- ----------------------------------- -----------------------------------
Total Outstanding Dec 30, 2004
(10KSB)                                                      113,421,341
------------------------------------- ----------------------------------- -----------------------------------
5% of Class of Equity Securities                               5,671,067
------------------------------------- ----------------------------------- -----------------------------------